SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

February 6, 2024

CONFIDENTIAL

Tony Watson

Rufus Decker

Kate Beukenkamp

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryde Group Ltd
Amendment No. 3 to Registration Statement on Form F-1
Filed January 18, 2024
File No. 333-274283

Dear Mr. Watson, Mr. Decker, Ms. Beukenkamp and Ms. Ransom,

On behalf of our client, Ryde Group Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 5, 2024 regarding the Company’s registration statement on Form F-1 filed on January 18, 2024 (the “Amendment No. 3 to Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No. 4 to Registration Statement”).

The Company has responded to all of the Staff’s comments by revising the Amendment No. 3 to Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 3 to Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4 to Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

Amendment No. 4 to Registration Statement

Dilution, page 45

1.	Please clarify how you arrived at the 4,411,878 Class A Ordinary Shares issued in September 2023 in the last table on page 45. Based on your disclosures on page F-39, it appears the shares issued in September 2023 related to 38,251 shares issued to Meili Noteholders and 1,155,350 shares issued to a third party for a convertible loan. Please clarify or revise.

In response to the Staff’s comment, the Company has revised disclosure on page 45 of the Amendment No. 4 to Registration Statement. The 4,411,878 Class A Ordinary Shares issued in September 2023 was also disclosed on page 100 in “History of Securities Issuances” section.

Compensation of Directors and Executive Officers, page 89

2.	Revise to update this discussion for the fiscal year ended December 31, 2023, consistent with Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 91. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised disclosure on page 89 and 91 of the Amendment No. 4 to Registration Statement.

If you have any questions regarding the Amendment No. 4 to Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Junming Terence Zou, Chairman of the Board of Directors and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Joanne Chiu, Partner, Kreit & Chiu CPA LLP
William S. Rosenstadt, Esq., Partner, Ortoli Rosenstadt LLP
Mengyi “Jason” Ye, Esq., Partner, Ortoli Rosenstadt LLP
Yarona L. Yieh, Esq., Counsel, Ortoli Rosenstadt LLP

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel